Exhibit 12.1

IMCO RECYCLING INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the twelve months ended December 31,
	2003	2002	2001	2000	1999
	Restated
Earnings:
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(1,496)	$11,268	$(4,639)	$411	$32,304
Less: Equity earnings	(789)	(2,403)	(3,131)	(3,060)	(2,265)
Add: Dividends	150	2,828	1,054	750	450

Sub-total:	(2,135)	11,693	(6,716)	(1,899)	30,489

Add: Total fixed charges (per below)	17,945	11,255	12,581	19,954	14,911
Less: Interest capitalized	152	212	336	1,067	520
Total earnings (loss) before income taxes, minority interest, and cumulative effect of accounting change	15,658	22,736	5,529	16,988	44,880

Fixed Charges:
Interest expense, including interest capitalized	15,958	9,939	11,374	18,557	13,535
Portion of rental expense representative of the interest factor	1,987	1,316	1,207	1,397	1,376

Total fixed charges	17,945	11,255	12,581	19,954	14,911

Ratio of Earnings to Fixed Charges	(a )	2.0	(a )	(a )	3.0

(a)	For fiscal years 2003, 2001 and 2000, earnings were insufficient to cover fixed charges by $2,287, $7,052 and $2,966, respectively.